SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                                FORM 12b-25


                                             Commission File Number 0-27520
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                      NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F    [X] Form 10-Q
             [ ] Form N-SAR

	For Period Ended:   March 31, 2003
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[ ]  Transition Report on Form 10-K      [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F      [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

        For the Transition Period Ended:_______________________


	Read attached instruction sheet before preparing form. Please print or type.

	Nothing in this form shall be construed to imply that the Commis-sion has verified any information contained herein.

	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:______________

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                                  PART I
                         REGISTRANT INFORMATION

Full name of registrant   SDC INTERNATIONAL, INC.
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Former name if applicable

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Address of principal executive office (Street and number)

              777 S. Flagler, 8th Floor West
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City, state and zip code   West Palm Beach, FL 33401
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                                  PART II
                          RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day fol-lowing the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                  PART III
                                 NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     SDC International, Inc. (the "Company") recently completed its acquisition of TATRA A.S. ("TATRA"). The financial statements of TATRA were originally prepared in accordance with generally accepted auditing standards in the Czech Republic. The Company has been unable to timely file its Quarterly Report on Form 10-QSB without unreasonable effort or expense because the Company is currently awaiting the conversion, by independent auditors, of the consolidated financial statements of TATRA into a format that is in accordance with generally accepted accounting principles in the U.S. It is the intention of the Company's management to complete the preparation and filing of the Form 10-QSB for the period ended March 31, 2003 as soon as practicable after the completion of such conversion.

                                  PART IV
                             OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas B. Walker, CFO              (561)                  882-9300
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      (Name)                     (Area Code)         (Telephone Number)


(2)	Have all other periodic reports required under Section 13 or
        15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                                             [  ]  Yes      [ X ]  No

                       Form 10-KSB for the period ended December 31, 2001 Form 10-QSB for the quarter ended March 31, 2002 Form 10QSB for the quarter ended June 30, 2002
                       Form 10QSB for the quarter ended September 30, 2002 Form 10KSB for the period ended December 31, 2002

(3)	Is it anticipated that any significant change in results of
        operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [ X ]  Yes     [  ]  No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The results of operations for the period ended March 31, 2003 will be materially different from the corresponding period ended
     March 31, 2002 because the Company completed the acquisition of Tatra a.s. on December 27, 2001. Accordingly, Tatra's results from operations will be included in the Company's consolidated results of operations in the subject report.


                    SDC INTERNATIONAL, INC.
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	(Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May  14, 2003                 By:/s/ Thomas B. Walker
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                                        Thomas B. Walker
                                        Chief Financial Officer